

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Ophir Yakovian
Chief Financial Officer
Caesarstone Ltd.
Kibbutz Sdot-Yam
MP Menashe, 3780400
Israel

>   **Re: Caesarstone Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2019**
>   **Filed March 23, 2020**
>   **File No. 001-35464**

Dear Mr. Yakovian:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing